FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 14

to

ANNUAL REPORT

of

QUÉBEC
(Name of Registrant)

Date of end of last fiscal year: March 31, 2022

SECURITIES REGISTERED*
(As of close of fiscal year)

	Amounts as to	Names of
Title of issue	which registration	exchanges on
	is effective	which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Martine Hébert
Délégation générale du Québec
One Rockefeller Plaza
26th Floor
New York, N.Y. 10020-2102

Copies to:

Catherine M. Clarkin	Alain Bélanger
Sullivan & Cromwell LLP	Ministère des Finances du Québec
125 Broad Street	390, boulevard Charest Est
New York, N.Y. 10004-2498	Québec, Québec, G1K 3H4, Canada

* The Registrant is filing this Annual Report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2022 (the “Annual Report”) as follows:

The following additional exhibit is hereby added to the Annual Report:

Exhibits:

(99.16)	Section A - “Overview” from “Budget 2023-2024 - A committed Québec - March 2023”, March 21, 2023.
(99.17)	Section G - “The Québec economy: Recent developments and outlook for 2023 and 2024” from “Budget 2023-2024 - A committed Québec - March 2023”, March 21, 2023.
(99.18)	Section H - “Québec's Financial Situation” from “Budget 2023-2024 - A committed Québec - March 2023”, March 21, 2023.
(99.19)	Section I - “The Québec Government's Debt” from “Budget 2023-2024 - A committed Québec - March 2023”, March 21, 2023.
(99.20)	Excerpts from “Budget Speech 2023-2024”, March 21, 2023:

-Québec government - Summary of budgetary transactions - Preliminary results for 2022-2023 (table 1);
-Québec government - Summary of budgetary transactions - Forecasts for 2023-2024 (table 2);
-Québec government - Revenue - Forecasts for 2023-2024 (table 3);
-Québec government - Expenditure - Forecasts for 2023-2024 (table 4);
-Québec government - Portfolio Expenditures Forecasts for 2023-2024 (table 5).

(99.21)	Section C - “Report on the application of the legislation respecting a balanced budget and the Generations Fund” of “Additional Information” from “Budget 2023-2024 - A committed Québec - March 2023”, March 21, 2023.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment no. 14 to be signed on its behalf by its authorized agent.

QUÉBEC

By:	/s/ Alain Bélanger
Name:	Alain Bélanger
Title:	Assistant Deputy Minister

Date: March 24, 2023